UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RULE 13E-1 TRANSACTION STATEMENT

Pursuant to Section 13(e) of the Securities Exchange Act of 1934

OSHKOSH CORPORATION

(Name of Issuer)

OSHKOSH CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share (including the associated preferred stock purchase rights)

(Title of Class of Securities)

688239201

(CUSIP Number of Class of Securities)

Bryan J. Blankfield

Executive Vice President, General Counsel and Secretary

Oshkosh Corporation

2307 Oregon Street

P. O. Box 2566

Oshkosh, Wisconsin 54903

(920) 235-9151

 (Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

With copies to:

Gary P. Cullen Skadden, Arps, Slate, Meagher & Flom LLP 155 North Wacker Drive Chicago, Illinois 60606 (312) 407-0700	Richard J. Grossman Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Patrick G. Quick John K. Wilson Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, Wisconsin 53202-5306 (414) 271-2400

Calculation of Filing Fee

Transaction Value	Amount of Filing Fee
$300,000,000 in Common Stock of Oshkosh Corporation	$40,920.00 *

* Calculated as $136.40 per $1,000,000 of Transaction Value

1. Security and Issuer

This Rule 13e-1 Transaction Statement relates to the proposed repurchase by the issuer, Oshkosh Corporation, a Wisconsin corporation (the “Company”), of shares of its common stock, par value $0.01 per share (and the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated October 25, 2012, between the Company and Computershare Trust Company, N.A., as Rights Agent), to be effected pursuant to a share repurchase program.  On November 16, 2012, the Company disclosed that it plans to repurchase up to $300 million of shares of its common stock over the next 12 to 18 months, with at least $75 million to be repurchased over the next three months.  In conjunction with the $300 million targeted share repurchases, the Company’s Board of Directors has increased the number of shares authorized for repurchase to 11 million, or approximately 12% of the Company’s outstanding shares as of September 30, 2012, replacing and expanding the Company’s prior share repurchase program that was authorized in July 2012.  Under the Company’s share repurchase program, the Company may purchase shares of its common stock from time to time through a combination of a Rule 10b5-1 automatic trading plan (under which purchases will be subject to specified parameters and certain price, market volume and timing constraints) and discretionary purchases on the open market, through block trades, accelerated share repurchases, privately negotiated transactions or otherwise in accordance with applicable securities laws.  The number of shares purchased and the timing of the purchases will depend on a number of factors, including share price, trading volume and general market conditions, as well as on working capital requirements, general business conditions and other factors, including alternative investment opportunities.  The share repurchase program may be suspended, modified or discontinued at any time, subject to the parameters of any Rule 10b5-1 automatic trading plan that the Company may implement.  A copy of the press release issued by the Company in connection with the announcement of the expansion and acceleration of the share repurchase program is attached as Exhibit 99.1 to this Rule 13e-1 Transaction Statement and is incorporated herein by reference.  Any open market purchases will be made on the New York Stock Exchange.

2. Purposes of the Repurchases

The Company’s Board of Directors believes that the proposed share repurchases are consistent with its goal of utilizing available cash for the benefit of its shareholders, in that (a) the reduction in the number of shares outstanding following the share repurchase will increase the relative percentage ownership of the Company by those shareholders who retain their shares, and (b) the reduction in the number of outstanding shares is expected to be accretive to book value per share. Repurchased shares will be held in treasury and will be available for general corporate purposes or resale at a future date or will be retired.

3. Source and Amount of Funds or Other Consideration

The Company expects to fund the share repurchases through a combination of cash on hand and expected cash flow from operations.

4. Exhibits

Exhibit Number	Description
99.1	Press Release issued by Oshkosh Corporation on November 16, 2012 Announcing Expansion and Acceleration of Share Repurchase Program.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OSHKOSH CORPORATION

	By:	/s/ Charles L. Szews
Name: Charles L. Szews
Title: Chief Executive Officer
Dated: November 16, 2012